Filed by Acadia Healthcare Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: PHC, Inc.
Commission File No. 001-33323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 1, 2011
PHC, Inc.
(Exact Name of Registrant as Specified in its Charter)
Massachusetts
(State of Incorporation or Organization)

1-33323	04-2601571
(Commission File Number)	(I.R.S. Employer Identification No.)

200 Lake Street, Suite 102, Peabody, Massachusetts	01960
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (978) 536-2777
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.01 Completion of Acquisition or Disposition of Assets.
     On July 1, 2011, PHC, Inc., a Massachusetts corporation (“PHC”), completed its previously announced acquisition of MeadowWood Behavioral Health, a behavioral health facility located in New Castle, Delaware (“MeadowWood”) from Universal Health Services, Inc. (the “Seller”) pursuant to the terms of an Asset Purchase Agreement, dated as of March 15, 2011, between PHC and the Seller (the “Purchase Agreement”). In accordance with the Purchase Agreement, PHC MeadowWood, Inc., a Delaware corporation and subsidiary of PHC (“PHC MeadowWood”) acquired substantially all of the operating assets (other than cash) and assumed certain liabilities associated with MeadowWood. The purchase price was $21,500,000, and is subject to a working capital adjustment. At closing, PHC MeadowWood hired Seller’s employees currently employed at MeadowWood and assumed certain obligations with respect to those transferred employees. Also at closing, PHC MeadowWood and the Seller entered into a transition services agreement to facilitate the transition of the business.
     The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Purchase Agreement, a copy of which was attached as Exhibit 10.31 to PHC’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 18, 2011, and incorporated herein by reference.
     PHC issued a press release on July 5, 2011 announcing the closing under the Purchase Agreement. A copy of the press release is attached as an exhibit to this report.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
     On July 1, 2011 (the “Closing Date”), and concurrently with the closing under the Purchase Agreement, PHC and its subsidiaries entered into a Credit Agreement with the lenders party thereto (the “Lenders”), Jefferies Finance LLC, as administrative agent, arranger, book manager, collateral agent, and documentation agent for the Lenders, and as syndication agent and swingline lender, and Jefferies Group, Inc., as issuing bank (the “Credit Agreement”). The terms of the Credit Agreement provide for (i) a $23,500,000 senior secured term loan facility (the “Term Loan Facility”) and (ii) up to $3,000,000 senior secured revolving credit facility (the “Revolving Credit Facility”), both of which were fully borrowed on the Closing Date in order to finance the MeadowWood purchase, to pay off PHC’s existing loan facility with CapitalSource Finance LLC, for miscellaneous costs, fees and expenses related to the Credit Agreement and the MeadowWood purchase, and for general working capital purposes. The Term Loan Facility and Revolving Credit Facility mature on July 1, 2014, and 0.25% of the principal amount of the Term Loan Facility will be required to be repaid each quarter during the term. PHC’s current and future subsidiaries are required to jointly and severally guarantee PHC’s obligations under the Credit Agreement, and PHC and its subsidiaries’ obligations under the Credit Agreement are secured by substantially all of their assets.
     The Term Loan Facility and the Revolving Credit Facility bear interest, at the option of PHC, at (a) the Adjusted LIBOR Rate (will in no event be less than 1.75%) plus the Applicable Margin (as defined below) or (b) the highest of (x) the U.S. prime rate, (y) the Federal Funds Effective Rate plus 0.50% and (z) the Adjusted LIBOR Rate plus 1% per annum (the “Alternate Base Rate”), plus the Applicable Margin. The “Applicable Margin” shall mean 5.5% per annum, in the case of Eurodollar loans, and 4.5% per annum, in the case of Alternate Base Rate loans.
     The Credit Agreement permits optional prepayments of the Term Loan Facility and the Revolving Credit Facility at any time without premium or penalty. PHC is required to make mandatory prepayments of amounts outstanding under the Credit Agreement with: (i) 100% of the net proceeds received from certain sales or other dispositions of all or any part of PHC’s and its subsidiaries’ assets, (ii) 100% of the net proceeds received by PHC or any of its subsidiaries from the issuance of certain debt or preferred stock, (iii) 100% of the net proceeds of the sale of certain equity, (iv) 100% of extraordinary receipts, (v) 100% of certain casualty and condemnation proceeds received by PHC or any of its subsidiaries, and (vi) 75% of PHC’s consolidated excess cash flow.
     The Credit Agreement contains affirmative and negative covenants reasonably customary for similar credit facilities, including a capital expenditures limitation of $3,800,000 for each fiscal year during the term and a requirement for PHC to maintain a minimum consolidated EBITDA, which increases during the term. In addition, PHC must maintain (i) a maximum total leverage ratio, which decreases during the term from 4.00 to 1.0 for the period ended September 30, 2011 to 1.50 to 1.0 for the period ended September 30, 2014 and (ii) a minimum consolidated fixed cover charge ratio, which increases during the term from 1.25 to 1.0 for the period ended September 30, 2011 to 2.25 to 1.0 for the period ended June 30, 2014 and 2.00 to 1.0 for the period ended September 30, 2014. In addition, no later than the 180th day after the Closing Date, PHC must enter into, and for a minimum of 18 months thereafter maintain, hedging agreements that result in at least 50% of the aggregate principal amount of the Term Loan Facility being effectively subject to a fixed or maximum interest rate acceptable to the administrative agent.
     The Credit Agreement contains customary events of default, including payment defaults, making of a materially false or misleading representation or warranty, covenant defaults, cross defaults to certain material indebtedness, certain events of bankruptcy and insolvency, certain material events under ERISA, material judgments, loss of Lenders’ lien priority, exclusion from a medical reimbursement program and a change of control. Upon an event of default, the administrative agent, at the request of the Lenders, is entitled to take various actions, including terminate the commitments to make the Term Loan Facility and Revolving Credit Facility available to PHC, accelerate the amounts due under the Credit Agreement and the other loan documents, and pursue any other rights or remedies available under applicable law.
     The applicable interest rates will be subject to increase in certain circumstances. PHC paid certain fees in connection with the closing and will be required to pay certain additional fees in connection with the maintenance and administration of the loans, including a $100,000 per year administration fee, a duration fee that increases the longer the Term Loan Facility and the Revolving Credit Facility remain outstanding, and all reasonable costs and expenses incurred by the arranger, administrative agent, collateral agent, issuing bank and swingline lender with respect to the Term Loan Facility and the Revolving Credit Facility.
Additional Information
     On May 24, 2011, PHC announced that it has entered into a definitive merger agreement with Acadia Healthcare Company, Inc. (“Acadia”). Acadia operates a network of 19 behavioral health facilities with more than 1,700 beds in 13 states. Consummation of the transaction is subject to various conditions, including approval of the stockholders of PHC. The transaction is expected to be completed in late summer of 2011.
     In connection with the proposed transaction, Acadia will file with the SEC a registration statement that contains PHC’s proxy statement that also will constitute an Acadia prospectus. PHC STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. PHC’s stockholders and other investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PHC and Acadia, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to PHC, Inc., 200 Lake Street, Suite 102, Peabody, MA 01960, Attention: Investor Relations, Telephone: (978) 536-2777. WHEN IT BECOMES AVAILABLE, READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in the Solicitation
     PHC and its directors and executive officers and Acadia and its directors and executive officers may be deemed to be participants in the solicitation of proxies from PHC’s stockholders in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of PHC and Acadia referred to above. Additional information regarding PHC’s directors and executive officers is also included in PHC’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2010. These documents are or will be available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at PHC at the address described above.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Item 9.01 Financial Statements and Exhibits.
(a) Financial Statements of Business Acquired
     The audited consolidated balance sheets of HHC Delaware, Inc. and subsidiary (the former owner and operator of MeadowWood) as of December 31, 2010 and 2009 and the audited consolidated statements of income (loss), changes in equity (deficit), and cash flows for the period from November 16, 2010 to December 31, 2010, for the period from January 1, 2010 to November 15, 2010, the year ended December 31, 2009, and the notes thereto, are attached hereto as Exhibit 99.2.
     The unaudited consolidated balance sheets of HHC Delaware, Inc. and subsidiary as of March 31, 2011 and the unaudited consolidated statements of income (loss), changes in equity (deficit), and cash flows for the three months ended March 31, 2011 and 2010, are attached hereto as Exhibit 99.3.
(b) Pro Forma Financial Information
     The pro forma financial information required by this item will be filed in an amendment to this Current Report on Form 8-K no later than 71 days after the date on which this report is required to be filed.
(d) Exhibits
     The following exhibits are being furnished herewith:

Exhibit No.	Exhibit Description

23.1	Consent of Ernst & Young LLP

99.1	Press release, dated July 5, 2011

99.2	Consolidated balance sheets of HHC Delaware, Inc. and Subsidiary as of December 31, 2010 and 2009 (Predecessor) and as of March 31, 2011 (unaudited), and the consolidated statements of operations, changes in invested equity (deficit), and cash flows for the period from November 16, 2010 to December 31, 2010, for the period from January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor) and the three months ended March 31, 2011 (unaudited) and March 31, 2010 (Predecessor) (unaudited)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHC, INC.
Date: July 8, 2011	By:	/s/ Bruce A. Shear
Bruce A. Shear, President and
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Ernst & Young LLP

99.1	Press release, dated July 5, 2011

99.2	Consolidated balance sheets of HHC Delaware, Inc. and Subsidiary as of December 31, 2010 and 2009 (Predecessor) and as of March 31, 2011 (unaudited), and the consolidated statements of operations, changes in invested equity (deficit), and cash flows for the period from November 16, 2010 to December 31, 2010, for the period from January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor) and the three months ended March 31, 2011 (unaudited) and March 31, 2010 (Predecessor) (unaudited)

Exhibit 23.1
Consent of Independent Auditors
We hereby consent to the incorporation by reference in the registration statements on Forms S-3 (Nos. 333-2246, 333-41494, 333-76137, 333-117146 and 333-141431) pertaining to the registration of common stock and Forms S-8 (Nos. 333-123842, 333149579 and 333-171566) pertaining to the PHC, Inc. 2003 Stock Purchase and Option Plan, the PHC, Inc. 2004 Non-employee Director Stock Option Plan, the PHC, Inc. 2005 Employee Stock Purchase Plan, the PHC, Inc. 2003 Stock Purchase and Option Plan Amended December 16, 2010, and the PHC, Inc. 2004 Non-employee Director Stock Option Plan Amended December 16, 2010, of our report dated June 24, 2011, relating to the consolidated financial statements of HHC Delaware, Inc. and Subsidiary, which appears in the Form 8-K of PHC, Inc. filed July 8, 2011.
/s/ Ernst & Young LLP
Nashville, Tennessee
July 6, 2011

Exhibit 99.1
Filed by PHC, Inc.
(Commission File No. 1-33323)
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MeadowWood Behavioral Health

Pioneer Behavioral Health Completes Acquisition of MeadowWood
Behavioral Health
Combination Increases PHC’s Annual Revenues by Approximately $14.6 Million, or 30%
PEABODY, Mass. — July 5, 2011 — PHC, Inc., d/b/a Pioneer Behavioral Health (NYSE Amex: PHC), a leading provider of inpatient and outpatient behavioral health services, today announced that on July 1, it completed the acquisition of MeadowWood Behavioral Health, located in New Castle, Delaware, on the terms previously announced.
The facility is a licensed acute psychiatric hospital with 58 beds providing services on its 11-acre campus to adults suffering with mental illness and substance abuse. MeadowWood has both inpatient and partial hospitalization services focused on geriatric, co-occurring and acute mental disorders.
“The combination of PHC and MeadowWood Behavioral Health furthers our goal of creating a national footprint and creates a stronger company, and this acquisition is highly synergistic to PHC,” commented Bruce A. Shear, Pioneer’s President and CEO. “The $14.6 million in revenues generated by MeadowWood for the 12-month period ended December 31, 2010, accounts for approximately 30% of our fiscal 2010 full-year patient care revenue. We are excited to accelerate our growth and improve our geographic penetration.”
The expansion into Delaware opens a new market for PHC’s services. PHC anticipates seeking approval for approximately 36 additional beds to expand the facility during the next 12 months. PHC will retain the existing staff at MeadowWood under PHC management, which should improve efficiency by spreading more beds across the same operating leadership.
Mr. Shear continued, “We are excited to add the MeadowWood facility, including its skilled and experienced health care team which has a reputation for high quality care, to the PHC organization. In addition, MeadowWood’s margins should help improve PHC’s margins after the acquisition is fully integrated into the PHC system. We expect this transaction to be immediately accretive and represent a future growth opportunity for our Company.”
The 100% debt financing was provided by Jefferies Finance LLC, a division of Jefferies and Company Inc., a leading healthcare investment banking company.
About PHC d/b/a Pioneer Behavioral Health
PHC, Inc., d/b/a Pioneer Behavioral Health, is a national healthcare company providing behavioral health services in five states, including substance abuse treatment facilities in Utah and Virginia, and inpatient and outpatient psychiatric facilities in Michigan, Pennsylvania and Nevada. The Company also offers internet and telephonic-based referral services that includes employee assistance programs and critical incident services. Contracted services with government agencies, national insurance companies, and major transportation and gaming companies cover more than one million individuals. Pioneer helps people gain and maintain physical, spiritual and emotional health through delivering the highest quality, most culturally responsive and compassionate behavioral health care programs and services.
On May 24, 2011, PHC announced that it has entered into a definitive merger agreement with Acadia Healthcare Company, Inc. Acadia operates a network of 19 behavioral health facilities with more than 1,700 beds in 13 states. Consummation of the transaction is subject to various conditions, including approval of the stockholders of PHC. The transaction is expected to be completed in late summer of 2011.
In connection with the proposed transaction, Acadia will file with the Securities and Exchange Commission (“SEC”) a registration statement that contains a PHC proxy statement that also will constitute an Acadia prospectus. SHAREHOLDERS OF PHC AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. PHC’s shareholders and other investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PHC and Acadia, without charge, at the SEC`s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to PHC, Inc., 200 Lake Street, Suite 102, Peabody, MA 01960, Attention: Investor Relations, Telephone: (978) 536-2777. WHEN IT BECOMES AVAILABLE, READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.
Participants in the Solicitation
PHC and its directors and executive officers and Acadia and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PHC in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of PHC and Acadia referred to above. Additional information regarding the directors and executive officers of PHC is also included in PHC’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2010. These documents are or will be available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at PHC at the address described above.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Risk Factors
This news release contains forward-looking statements. Generally words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “continue”, and “believe” or the negative of or other variation on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this news release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements. Such forward-looking statements include statements regarding the acquisition of MeadowWood and the proposed transaction. Factors that may cause actual results to differ materially include the risk that MeadowWood will not be integrated successfully, risks of disruption from the acquisition of MeadowWood, the risk that PHC and Acadia may not be able to complete the proposed transaction, which is subject to customary closing conditions, including approval of PHC’s shareholders, risks that the PHC and Acadia businesses will not be integrated successfully, risks of disruption from the proposed transaction and risks concerning the ability to borrow funds in amounts sufficient to enable the combined company to service its debt, and meet its working capital and capital expenditure requirements. These factors and others are more fully described in PHC’s periodic reports and other filings with the SEC.
Contact:
PHC, Inc.
Bruce A. Shear, 978-536-2777
President and CEO
Or
Hayden IR
Brett Maas, 646-536-7331
Managing Partner
E-mail: brett@haydenir.com
###

Exhibit 99.2
HHC DELAWARE, INC. AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Report of Independent Auditors	1
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2010 and 2009 (Predecessor) and as of March 31, 2011 (Unaudited)	2
Consolidated Statements of Operations and Changes in Invested Equity (Deficit) for the period from November 16, 2010 to	3
December 31, 2010, for the period from January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor) and the three months ended March 31, 2011 (Unaudited) and March 31, 2010 (Predecessor) (Unaudited)

Consolidated Statements of Cash Flows for period from November 16, 2010 to December 31, 2010, for the period from	4
January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor)and the three months ended March 31, 2011 (Unaudied) and March 31, 2010 (Predecessor) (Unaudited)
Notes to Consolidated Financial Statements	5

REPORT OF INDEPENDENT AUDITORS
The Parent of HHC Delaware, Inc.
We have audited the accompanying consolidated balance sheets of HHC Delaware, Inc. and Subsidiary (the Company) as of December 31, 2010 and December 31, 2009 (Predecessor), and the related consolidated statements of operations, invested equity (deficit), and cash flows for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010 and the year ended December 31, 2009 (Predecessor periods). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HHC Delaware, Inc. and Subsidiary at December 31, 2010 and December 31, 2009 (Predecessor), and the consolidated results of operations and cash flows for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010 and the year ended December 31, 2009 (Predecessor periods) in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Nashville, Tennessee
June 24, 2011

HHC DELAWARE, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

		Predecessor
	December 31,	December 31,	March 31,
	2010	2009	2011
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$197,197	$240,642	$27,734
Accounts receivable, less allowance for doubtful accounts of $1,137,478 , $1,459,521 and $1,315,045 (unaudited), respectively	1,371,276	1,835,603	1,687,240
Third party settlements	505,988	795,151	546,403
Deferred tax assets	558,057	655,445	493,230
Other current assets	144,579	149,407	121,765

Total current assets	2,777,097	3,676,248	2,876,372
Property and equipment:
Land	1,240,291	1,110,311	1,240,291
Buildings and improvements	6,899,017	6,253,181	6,899,017
Equipment	635,229	471,149	631,993
Construction in progress	248,507	237,316	309,212
Less accumulated depreciation	(903,869)	(595,965)	(994,648)

	8,119,175	7,475,992	8,085,865
Goodwill	18,629,020	11,221,124	18,629,020
Other assets	141,413	297,120	177,621

Total assets	$29,666,705	$22,670,484	$29,768,878

LIABILITIES AND INVESTED EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$298,354	$286,813	$161,483
Salaries and benefits payable	398,571	360,090	476,387
Income taxes payable	193,975	45,357	193,975
Other accrued liabilities	81,050	47,442	65,747
Current portion of long-term debt	140,153	114,614	159,132

Total current liabilities	1,112,103	854,316	1,056,724
Long-term debt, less current portion	6,648,128	6,706,683	6,595,946
Deferred tax liability	902,248	712,055	930,673
Due to Parent	21,028,879	14,277,002	21,080,685

Total liabilities	29,691,358	22,550,056	29,664,028
Invested equity (deficit):
Net investment by Parent	(24,653)	120,428	104,850

Total liabilities and invested equity (deficit)	$29,666,705	$22,670,484	$29,768,878

HHC DELAWARE, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN INVESTED EQUITY (DEFICIT)

		Predecessor			Predecessor
	November 16, 2010	January 1, 2010	Year Ended	Three Months	Three Months
	through	through	December 31,	Ended March 31,	Ended March 31,
	December 31, 2010	November 15, 2010	2009	2011	2010
				(Unaudited)
Revenue	$1,585,216	$12,715,648	$3,831,469	$3,667,938	$3,554,596

Operating expenses:
Salaries, wages and employee benefits	1,074,916	7,775,193	8,359,494	2,315,883	2,223,302
Professional fees	121,295	770,315	914,722	160,564	207,125
Supplies	102,673	793,846	800,749	235,489	226,961
Rentals and leases	1,545	19,145	36,439	13,389	5,124
Other operating expenses	96,521	703,815	809,517	252,732	194,190
Provision for doubtful accounts	75,483	436,249	483,388	133,342	87,687
Depreciation and amortization	39,849	268,232	292,689	90,779	75,664
Management fees allocated by the
Parent	47,556	382,427	464,429	110,038	106,509
Interest expense	66,579	456,509	533,391	132,967	131,327
Total operating expenses	1,626,417	11,605,731	12,694,818	3,445,183	3,257,889

Income (loss) before income taxes	(41,201)	1,109,917	1,136,651	222,755	296,707
Provision (benefit) for income taxes	(16,548)	452,747	462,058	93,252	121,137

Net income (loss)	(24,653)	657,170	674,593	129,503	175,570

Invested equity (deficit):
Beginning of period	777,598	120,428	(554,165)	(24,653)	120,428
Elimination of predecessor invested equity	(777,598)	—	—	—	—

End of period	$(24,653)	$777,598	$120,428	$104,850	$295,998

HHC DELAWARE, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Predecessor
		January 1,		Three
	November 16,	2010	Year Ended	Months	Predecessor
	2010 through	through	December	Ended	Three Months
	December 31,	November 15,	31,	March 31,	Ended March
	2010	2010	2009	2011	31, 2011
				(Unaudited)
Operating activities:
Net income (loss)	$(24,653)	$657,170	$674,593	$129,503	$175,570
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities

Depreciation and amortization	39,849	268,232	292,689	90,779	75,664
Provision for bad debts	75,483	436,249	483,388	133,342	87,687
Deferred income taxes	(131,664)	419,245	416,701	93,252	99,773
Changes in operating assets and liabilities, net of effect of acquisitions
Accounts receivable	273,343	(320,748)	(460,881)	(449,306)	(656,488)
Third party settlements	(22,650)	311,813	(416,735)	(40,415)	(76,383)
Prepaid expenses and other current assets	35,402	(30,574)	(35,513)	22,814	23,236
Other assets	(13,185)	168,892	50,807	(36,208)	96,469
Accounts payable and accrued expenses	230,408	(218,867)	206,737	(136,871)	(209,758)
Income taxes payable	115,116	33,502	45,357	—	21,364
Salaries and benefits payable	(237,420)	275,901	(227,230)	77,816	102,769
Other current liabilities	43,363	(9,755)	(76,627)	(15,303)	6,071

Net cash provided by (used in) operating activities	383,392	1,991,060	953,286	(130,597)	(254,026)

Investing activities:

Capital purchases of leasehold improvements and equipment	(310,380)	(564,760)	(374,729)	(57,469)	(43,426)

Net cash used in investing activities	(310,380)	(564,760)	(374,729)	(57,469)	(43,426)
Financing activities:
Principal payments on long-term debt, including capital leases	(10,519)	(98,621)	(84,674)	(33,203)	(26,158)
Advances from (transfers to) Parent, net	6,098	(1,439,715)	(435,589)	51,806	311,125

Net cash provided by (used in) financing activities	(4,421)	(1,538,336)	(520,263)	18,603	284,967

Net (decrease) increase in cash	68,591	(112,036)	58,294	(169,463)	(12,485)
Cash and cash equivalents at beginning of period	128,606	240,642	182,348	197,197	240,642
Cash and cash equivalents at end of period	$197,197	$128,606	$240,642	$27,734	$228,157

Cash paid for interest	$47,153	$476,407	$533,873	$133,147	$131,453

HHC DELAWARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
1. Summary of Significant Accounting Policies
Description of Business
HHC Delaware, Inc. (“MeadowWood”) is a wholly owned subsidiary of Universal Health Services, Inc. (“UHS”) and operates a behavioral health care facility known as MeadowWood Behavioral Health System located at 575 South DuPont Highway, New Castle, Delaware. HHC Delaware, Inc. is the sole member of Delaware Investment Associates, LLC (“MeadowWood Real Estate”), which owns the real estate located at 575 South DuPont Highway, New Castle, Delaware. Collectively, MeadowWood and MeadowWood Real Estate are hereinafter referred to as the Company. On November 15, 2010, UHS completed the acquisition of Psychiatric Solutions, Inc. (“PSI”), the previous owner of the Company. References herein to the Parent refer to PSI for periods prior to the acquisition by UHS and refer to UHS for all post-acquisition periods.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated in the consolidation of the Company.
Patient Service Revenue
Patient service revenue is recorded on the accrual basis in the period in which services are provided, at established billing rates less contractual adjustments. Contractual adjustments are recorded to state patient service revenue at the amount expected to be collected for the services provided based on amounts reimbursable by Medicare or Medicaid under provisions of cost or prospective reimbursement formulas or amounts due from other third-party payors at contractually determined rates. Approximately 30%, 27% and 19% of revenue for the period November 16, 2010 through December 31, 2010, and the predecessor periods of January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively, was obtained from providing services to patients participating in the Medicaid program. Approximately 41%, 40% and 44% of revenue for the period November 16, 2010 through December 31, 2010, and the predecessor periods of January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively, was obtained from providing services to patients participating in the Medicare program.
Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by such programs, rights of appeal and the application of numerous technical provisions.
The Company provides care without charge to patients who are financially unable to pay for the health care services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, these amounts are not reported as revenue. Charity care totaled $55,415, $194,121, and $177,570 for the period ended November 16, 2010 through December 31, 2010 and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.
Cash and Cash Equivalents
The Parent established, for the Company, zero balancing depository, payables and payroll bank accounts which are swept or funded by the Parent. The Hospital’s consolidated financial statement balance for these bank accounts generally represents deposits not yet swept to the Parent. See Note 2.
Accounts Receivable
Accounts receivable is comprised of patient service revenue and is recorded net of allowances for contractual discounts and estimated doubtful accounts. Such amounts are owed by various governmental agencies, insurance companies and private patients. Medicare comprised approximately 20% and 19% of accounts receivable at December 31, 2010 and 2009 (Predecessor), respectively. Medicaid comprised approximately 19% and 18% of accounts receivable at December 31, 2010 and 2009 (Predecessor), respectively. Concentration of credit risk from other payors is reduced by the large number of patients and payors.

HHC DELAWARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2010
1. Summary of Significant Accounting Policies (continued)
Allowance for Doubtful Accounts
The ability to collect outstanding patient receivables from third party payors is critical to operating performance and cash flows. The primary collection risk with regard to patient receivables relates to uninsured patient accounts or patient accounts for which primary insurance has paid, but the portion owed by the patient remains outstanding. The Company estimates the allowance for doubtful accounts primarily based upon the age of the accounts since the patient discharge date. The Company continually monitors our accounts receivable balances and utilizes cash collection data to support our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.
Allowances for Contractual Discounts
The Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. The Company estimates the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by the Company’s management.
Income Taxes
The Company is included in the consolidated return of UHS and, through an agreement with the Parent, account for their share of the consolidated tax obligations using an “as if separate return” methodology. In that regard, the Company accounts for income taxes under the asset and liability method in accordance with FASB authoritative guidance regarding accounting for income taxes and its related uncertainty. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the temporary differences are expected to reverse. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income to determine whether a valuation allowance should be established.
Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the assets, which range from 25 to 40 years for buildings and improvements and 2 to 7 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. Depreciation expense was $39,849, $268,232 and $292,689 for the period November 16, 2010 through December 31, 2010, the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively. Depreciation expense includes the amortization of assets recorded under capital leases.
Other Assets
Other assets represent cash placed in escrow for the payment of property taxes as such amounts become due.
Costs in Excess of Net Assets Acquired (Goodwill)
The Company accounts for goodwill in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, and ASC 350, Goodwill and Other Intangible Assets. Goodwill is reviewed at least annually for impairment. Potential impairment exists if the Company’s carrying value exceeds its fair value. If the Company identifies a potential impairment of goodwill, the implied fair value of goodwill is determined. If the carrying value of goodwill exceeds its implied fair value, an impairment loss is recorded. The Company noted no goodwill impairment for any periods presented in the accompanying consolidated financial statements.
During 2010, goodwill increased by approximately $7.4 million as a result of the acquisition of PSI (including the Company) by UHS effective November 15, 2010.

HHC DELAWARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2010
2. Due to Parent
Cash Management
Due to Parent balances represent the initial capitalization of the Company as well as the excess of funds transferred to or paid on behalf of the Company over funds transferred to the centralized cash management account of the Parent. Generally, this balance is increased by automatic transfers from the account to reimburse the Company’s bank accounts for operating expenses and to pay the Company’s debt, completed construction project additions, fees and services provided by the Parent, including information systems services and other operating expenses such as payroll, insurance, and income taxes. Generally, this balance is decreased through daily cash deposits by the Company to the centralized cash management account of the Parent. The following paragraphs more fully describe the methodology of allocating costs to the Company.
Management Fees
The Parent allocates its corporate office expenses (excluding interest, depreciation, taxes, and amortization) to its owned and leased facilities (including the Company) as management fees. These management fees are allocated based upon the proportion of an individual facility’s total expenses to the total expenses of all owned and leased facilities in the aggregate. Management fees allocated to the Company for the period from November 16, 2010 to December 31, 2010, the predecessor periods from January 1, 2010 to November 15, 2010, and for the year ended December 31, 2009, were $47,556, $382,427, and $464,429, respectively. Although management considers the allocation method to be reasonable, due to the relationship between the Company and its Parent, the terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been an unrelated entity.
Information Technology Costs
Costs of information technology related to certain standard Parent sponsored information technology platforms are included in the management fee allocation.
General and Professional Liability Risks
The costs of general and professional liability coverage are allocated by the Parent’s wholly-owned captive insurance subsidiary to the Company based on a percentage of revenue adjusted by a factor which considers the type of entity as well as historical loss experience. The general and professional liability expense allocated to the Company was $20,380, $136,587, and $146,614 for the period November 16, 2010 through December 31, 2010, and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.
Workers’ Compensation Risks
The Parent, on behalf of its affiliates, carries workers’ compensation insurance from an unrelated commercial insurance carrier. The Parent’s workers’ compensation program is fully insured with a $500,000 deductible per accident. The cost of this program is allocated to all covered affiliates based on a percentage of anticipated payroll costs as adjusted for the state in which the affiliate is located. Such costs allocated to the Company totaled $15,378, $108,308 and $105,557 for the period November 16, 2010 through December 31, 2010, and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.
3. Commitments and Contingencies
The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Parent assumes the responsibility for all general and professional liability claims incurred and maintains the related liabilities; accordingly, no liability for general and professional claims is recorded on the accompanying consolidated balance sheet. The Company believes that the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on their financial position or results of operations.
The Parent’s interest in the Company has been pledged as collateral for the Parent’s borrowings under various credit agreements.

HHC DELAWARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2010
3. Commitments and Contingencies (continued)
Current Operations
Final determination of amounts earned under prospective payment and cost-reimbursement arrangements is subject to review by appropriate governmental authorities or their agents. The Company believes adequate provision has been made for any adjustments that may result from such reviews.
Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in substantial compliance with all applicable laws and regulations and is not aware of any material pending or threatened investigations involving allegations of potential wrongdoing. While no material regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.
4. Long-Term Debt
Long-term debt consists of the following:

		Predecessor
	December 31,	December 31,	March 31,
	2010	2009	2011
			(Unaudited)
Mortgage loan on facility, maturing in 2036 bearing a fixed interest rate of 6.99%	$6,662,010	$6,750,776	$6,638,834
Capital lease obligations	126,271	70,521	116,244

	6,788,281	6,821,297	6,755,078
Less current portion	140,153	114,614	159,132

Long-term debt	$6,648,128	$6,706,683	$6,595,946

Mortgage Loans
At December 31, 2010, the Company had $6,662,010 debt outstanding under a mortgage loan agreement insured by the U.S. Department of Housing and Urban Development (“HUD”). The mortgage loan insured by HUD is secured by real estate located at 575 South DuPont Highway, New Castle, Delaware. Interest accrues on the HUD loan at 6.99% and principal and interest are payable in 420 monthly installments through October 2036. The carrying amount of assets held as collateral approximated $6,101,753 at December 31, 2010.
Other
The aggregate maturities of long-term debt, including capital lease obligations, are as follows:

2011	$140,153
2012	144,624
2013	145,021
2014	120,407
2015	125,774
Thereafter	6,112,302

Total	$6,788,281

HHC DELAWARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2010
5. Operating Leases
The Company has assumed or executed various non-cancelable operating leases. At December 31, 2010, future minimum lease payments under operating leases having an initial or remaining non-cancelable lease term in excess of one year are as follows:

2011	14,461
2012	14,461
2013	14,461
2014	14,461
2015	14,461

Total	$72.305

6. Income Taxes
The provision for income taxes attributable to income from operations consists of the following:

Provision for Income Taxes

	Predecessor				Predecessor
	November 16, 2010	January 1, 2010
	Through	Through	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2010	November 15, 2010	December 31, 2009	March 31, 2011	March 31, 2010
					(Unaudited)
Current:
Federal	$115,116	$33,502	$45,357	$—	$21,364
State	—	—	—	—	—

	115,116	33,502	43,357	—	21,364

Deferred:
Federal	(128,119)	322,359	317,827	73,036	73,868
State	(3,545)	96,886	98,874	20,216	25,905

	(131,664)	419,245	416,701	93,252	99,773

Provision (Benefit) for income taxes	$(16,548)	$452,747	$462,058	$93,252	$121,137
The reconciliation of income tax computed by applying the U.S. federal statutory rate to the actual income tax expense attributable to income from operations is as follows:

	Predecessor
	November 16, 2010	January 1, 2010			Predecessor
	Through	Through	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2010	November 15, 2010	2009	March 31, 2011	March 31, 2010
				(Unaudited)
Federal tax	$(14,420)	$388,471	$397,828	$79,917	$103,847
State income taxes (net of federal)	(2,304)	62,976	64,268	13,140	16,838
Other	176	1,300	(38)	195	452

Provision (benefit) for income taxes	$(16,548)	$452,747	$462,058	$93,252	$121,137

HHC DELAWARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2010
6. Income Taxes (continued)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising temporary differences are as follows:

		Predecessor
	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Deferred Tax Assets:
Net operating loss carryforwards	$83,446	$111,300	$97,599
Allowance for doubtful accounts	444,814	564,854	408,843
Accured liabilities	108,044	85,344	79,179
Other	9,144	5,247	9,330

Total deferred fax assets	645,448	766,745	594,951
Deferred tax liabilities:
Intangible assets	(322,174)	(232,236)	(344,651)
Property and equipment	(667,465)	(586,278)	(687,743)
Other	—	(4,841)	—

Total deferred tax liabilities	(989,639)	(823.355)	(1,032,394

Total net deferred tax liability	$(344,191)	$(56,610)	$(437,443)
The Company has state net operating loss carryforwards as of December 31, 2010 that total approximately $1.5 million which will expire in years 2026 through 2028.
7. Employee Benefit Plan
The Company participates in a Parent-sponsored tax-qualified profit sharing plan with a cash or deferred arrangement whereby employees who have completed three months of service and are age 21 or older are eligible to participate. The Plan allows eligible employees to make contributions of 1% to 85% of their annual compensation, subject to annual limitations. The Plan enables the Parent to make discretionary contributions into each participant’s account that fully vest over a four year period based upon years of service. No contributions were made by the Parent to the Plan during the period November 16, 2010 through December 31, 2010, the predecessor periods January 1, 2010 through November 15, 2010, and for the year ended December 31, 2009, or the three months ended March 31, 2011 (unaudited).
8. Subsequent Events
In March, 2011, UHS entered into an agreement to sell the Company to a third party for approximately $21.5 million. The transaction is expected to close late in the second quarter of 2011.
The Company has evaluated subsequent events through June 24, 2011, the date these financial statements were available to be issued, and determined that: (1) no subsequent events have occurred that would require recognition in the accompanying consolidated financial statements; and (2) no other subsequent events have occurred that would require disclosure in the notes thereto.